Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

US$300,000,000 2.125% BONDS DUE 2025 (BONDS STOCK CODE: 40292)

(THE “BONDS”)

FURTHER REPURCHASE OF THE BONDS

References are made to (i) the announcement of New Oriental Education & Technology Group Inc. (the “Company”) dated 3 July 2020 in relation to the notice of listing of the Company’s Bonds on the Hong Kong Stock Exchange; and (ii) the announcements of the Company published in November 2021, on 1 December 2021 and 5 January 2022 on the Company’s partial repurchase of the Bonds.

On 19 January 2022, the Company further repurchased the Bonds, and as of 19 January 2022, the total repurchased principal amount is in the aggregate of US$150,577,000 (the “Repurchased Bonds”), representing approximately 50.2% of the initial principal amount of the Bonds.

The Company will cancel the Repurchased Bonds in accordance with the terms of the Bonds, the trust deed and the agency agreement. After cancellation of the Repurchased Bonds, the outstanding principal amount of the Bonds will be US$149,423,000, representing approximately 49.8% of the initial principal amount of the Bonds.

Pursuant to Rule 37.48(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company will make a further announcement for every subsequent 5% interval of the initial aggregate principal amount of the Bonds that have been redeemed or cancelled in accordance with the terms and conditions of the Bonds.

The Company may or may not purchase further Bonds in the future. Holders of the Bonds and potential investors should note that any purchase of Bonds from time to time by the Company will be at the board of the Company’s sole and absolute discretion. There is no assurance of the timing, amount or price of any purchase of the bonds or whether the Company will make any further purchase at all. Holders of the Bonds and potential investors should therefore exercise caution when dealing in any Bonds.

By order of the Board
New Oriental Education & Technology Group Inc.
Mr. Michael Minhong Yu
Chairman

Beijing, China, 19 January 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.

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